Securities and Exchange Commission
November 13, 2014

November 13, 2014

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Gilmore

Re:	Allot Communications Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed March 27, 2014
File No. 001-33129

Dear Mr. Gilmore:

On behalf of our client, Allot Communications Ltd., an Israeli company (the “Company”), please find set forth below for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s responses to the Staff’s comment letter dated October 30, 2014 (the “Comment Letter”) with respect to the above-referenced filing of the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response.  The information included herein has been provided to us by management of the Company.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 18: Financial Statements

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-8

1.
We note your disclosure of the components of other comprehensive income and the related disclosure on page F-27. Please tell us what consideration was given to disclosing the income tax effect for each component. We refer you to ASC 220-10-45-11 and 12.

Securities and Exchange Commission
November 13, 2014

Response:

The components of other comprehensive income (loss) are in respect of the Israeli parent company, Allot Communications Ltd. (“Allot”). For the reported periods, the Company's other comprehensive income (loss) is comprised of the following two components: (1) unrealized gain (loss) on foreign currency cash flows hedge transactions and (2) unrealized gain on available-for-sale marketable securities.

In accordance with ASC 740-10-30-8, deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deductible or taxable temporary difference is expected to be realized or settled. As stated in note 13 to the Company’s consolidated financial statements, Allot is subject to tax benefits under Israel’s law for the Encouragement of Capital Investments, 1959 (the “Law”). Under the Law, Allot’s ordinary taxable income is tax-exempt for a period of two years commencing with the year it first earns taxable income and, thereafter, at a reduced corporate tax rate of 16%  for subsequent years.

The Company’s cash flow derivative instruments have a term of up to one year and are considered an ordinary source of taxable income. For the year ended December 31, 2011, the Company had a full valuation allowance recorded on its deferred tax asset for Allot and therefore there is no income tax effect in respect of this component. For the years ended December 31, 2012 and 2013, the cash flow derivative instruments were expected to be realized as ordinary income (loss) for tax purposes subject to the Law at the enacted tax rate of 0% and, accordingly, there is no tax effect on the component of other comprehensive income of unrealized gain (loss) on foreign currency cash flow hedge transactions for these reported periods

The second component of other comprehensive income is in respect of unrealized gains on available-for-sale marketable securities. These marketable securities are considered capital investments for tax purposes in Israel and any realized gains or losses from such marketable securities are deemed a capital gain (loss). Allot records a full valuation allowance with respect to its carryforward capital losses, as it believes it is more likely than not that such capital losses will not be utilized in the foreseeable future.  This is because, in accordance with Israeli tax regulations, capital losses may only be offset against capital gains. For the reported periods, the valuation allowance with respect to the carryforward capital losses was reduced by the deferred tax liability in respect of the unrealized gain for such marketable securities which is considered a source of taxable income. The reduction in the valuation allowance was credited to other comprehensive income in accordance with ASC 740-20-45-11 and the net effect was zero.

Since there was no tax effect on the two components of Allot’s other comprehensive income (loss), no disclosure was required in accordance with ASC 220-45-11 and 12.

2

Securities and Exchange Commission
November 13, 2014

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

h. Inventories, page F-18

2.
You disclose that inventory cost is determined using the weighted average cost method. In your December 31, 2012 Form 20-F you disclosed that inventory costs were determined using the “first in, first out” cost method. Please quantify for us the impact of this change and describe the reasons for the change, including why applying the average cost method is preferable. Tell us if you believe this is a change in accounting principle and what consideration was given to providing the disclosure pursuant to ASC 250-10-50.

Response:

As of January 1, 2013, the Company completed its implementation of a new Enterprise Resources Planning (“ERP”) system. The new ERP system provides among other functions, inventory management, operating, budgeting and financial reporting to better support the Company's business growth. The new ERP inventory system module utilizes the weighted average cost (“WAC”) method for determining inventory cost and replaced the previous inventory system module utilizing the First-In, First-Out cost (“FIFO”) method used by the Company in prior years.

The Company considered ASC 250-10-45 and concluded that the change in the cost method is a change in accounting principle as the WAC method is an allowable alternative accounting principle and is a preferable method to the Company. The Company decided that the WAC method is preferable compared to the FIFO method as this module would be most efficient in managing the operational side of the Company's inventory in the new ERP system. In addition, the new inventory module has the ability to create a detailed bill of materials for each stock keeping unit (SKU), which will enable the Company to analyze more precisely gross margins on a per transaction basis.

The Company performed an analysis to quantify the impact of the change in accounting principle on prior years retrospectively and on a cumulative basis as of January 1, 2013. Based on the Company’s analysis, the effect of a change in accounting principle is immaterial to prior years 2011 and 2012, as well as on a cumulative basis.  Specifically, the impact of the change was an increase in the statement of comprehensive income of approximately $80 thousand for the year ended December 31, 2011 and a decrease of approximately $80 thousand for the year ended December 31, 2012. As of January 1, 2013, the cumulative effect of the change was approximately $20 thousand. The change in the accounting principle did not result in a material impact to prior periods due to the fact the Company purchases substantially all its inventory from one subcontractor, whereby there were very minor fluctuations in inventory prices in the reported periods and the Company has a rapid inventory life cycle of only a few months. This is further supported by the Company’s analysis quantifying the cumulative effect as of December 31, 2013 had the Company changed its accounting principle as of January 1, 2014 to be less than $4 thousand.

3

Securities and Exchange Commission
November 13, 2014

Due to the immaterial impact of the above change in accounting principle on prior periods and the fact that this change is reasonably certain to not have a material effect in later periods, the Company concluded that the disclosures set forth in ASC 250-10-50 are not required.

*           *           *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely, /s/ White & Case LLP White & Case LLP

cc: Shmuel Arvatz, Chief Financial Officer, Allot Communications Ltd.

4

November 13, 2014

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Gilmore

Re:	Allot Communications Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed March 27, 2014
File No. 001-33129

Dear Mr. Gilmore:

Further to the letter of White & Case LLP dated November 13, 2014 in connection with the above-referenced filing, Allot Communications Ltd., an Israeli company (the “Company”), hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP, counsel to the Company.

Sincerely, ALLOT COMMUNICATIONS LTD. By: /s/ Shmuel Arvatz Name: Shmuel Arvatz Title: Chief Financial Officer